Exhibit 21.1

Subsidiaries of Bellicum Pharmaceuticals, Inc.
as of December 31, 2018

Bellicum Pharma Limited, a private limited company organized under the laws of the United Kingdom

Bellicum Europe GmbH, a private limited liability company organized under the laws of Switzerland

Bellicum Pharma GmbH, a private limited liability company organized under the laws of Germany